UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2021

Commission File Number: 001-38954

_____________________

LINX S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Avenida Doutora Ruth Cardoso, 7,221

05425-902 São Paulo, SP

Federative Republic of Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F:   ☒      Form 40-F:   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)): ☐

LINX S.A.
Publicly Held Company
Brazilian Taxpayers’ Number (CNPJ): 06.948.969/0001-75

NIRE: 35.300.316.584

MATERIAL FACT

LINX S.A. (B3: LINX3 | NYSE: LINX) (“Company”), in compliance with the provisions of article 157, paragraph 4 of Law No. 6,404, of December 15, 1976, and of CVM Instruction No. 358, of January 3, 2002, in addition to the Material Facts disclosed on November 17, 2020 and March 19, 2021 and to the Notice to the Market disclosed on April 7, 2021 and May 26, 2021, informs to its shareholders and the market in general, in the context of the business combination of Linx and STNE Participações S.A. (jointly, the “Companies”), contemplated in the “Protocol and Justification of the Merger of Shares issued by Linx S.A. into STNE Participações S.A.” (“Protocol and Justification”) dated October 2, 2020 (“Transaction” and “Protocol and Justification”, respectively), approved by the Extraordinary General Shareholders’ Meetings of Linx and STNE held on November 17, 2020, that, in the 179th Ordinary Session of Judgment of the Administrative Tribunal of Economic Defense (“Tribunal”) of the Brazilian Antitrust Authority (Conselho Administrativo de Defesa Econômica – “CADE”) held on this date, CADE´s Tribunal, by unanimous decision, denied the appeals against Technical Opinion No. 4/2021/CGAA2/SGA1/SG (SEI No. 0880478) from CADE´s General Superintendence, and, consequently, approved, without restrictions, Concentration Act No. 08700.003969/2020-17, which subject matter is the Transaction. Therefore, the condition precedent for closing related to the approval of the Transaction by CADE has been implemented.

Linx also informs that, on this date, the Companies reciprocally formalized the verification (or waiver by the applicable party, as applicable) of all the conditions precedent for closing of the Transaction, as provided in the definitive documents of the Transaction and reflected in the Protocol and Justification, making the Transaction final, therefore.

Considering the information above, the Companies will proceed to closing of the Transaction, as per the procedures and terms of the Notice to the Shareholders to be disclosed on this date, as well as other disclosures that may be carried out by the Company and by STNE.

The Company will maintain its shareholders and the market in general informed, in compliance with the applicable laws and regulations.

São Paulo, June 16, 2021.

LINX S.A.

Ramatis Rodrigues

Investors Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 16, 2021

Linx S.A.

By: /s/ Ramatis Rodrigues

Name: Ramatis Rodrigues

Title: Investor Relations Officer